SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

QUICKSILVER RESOURCES INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

74837R104
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 18, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,311,254(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

23,311,254(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,311,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,311,254(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

23,311,254(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,311,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,673,900(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

1,673,900(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,673,900(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

1,673,900(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSON

SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

24,985,154(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

24,985,154(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,985,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 23,311,254 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,673,900 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

Page 7 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

19,900(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

19,900(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,005,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. Scully’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 8 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

William E. Oberndorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

155,400(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

155,400(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,140,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 9 of 18 pages
CUSIP No. 74837R104

1	NAME OF REPORTING PERSONS

Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,300(1)
	8	SHARED VOTING POWER

24,985,154(2)
	9	SOLE DISPOSITIVE POWER

2,300(1)
	10	SHARED DISPOSITIVE POWER

24,985,154(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,987,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 10 of 18 pages

ITEM 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2010 by the Reporting Persons  This Amendment, and the Original 13D, relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Quicksilver Resources, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 777 West Rosedale, Fort Worth, Texas 76104.  Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D.  Except as expressly amended and supplemented by this Amendment, the Original 13D is not amended or supplemented in any respect.

ITEM 2.	Identity and Background.

Item 2 of the Original 13D is hereby amended and restated as follows:

(a)           The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”) and Edward H. McDermott (“EHM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO and EHM are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The original 13D listed William J. Patterson and the Elizabeth R. & William J. Patterson Foundation as “Reporting Persons.”  William J. Patterson passed away on September 24, 2010.  As a result, Mr. Patterson and the Elizabeth R. & William J. Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

(b) − (c)

SPO

SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

SPO ADVISORY PARTNERS

SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SPO Advisory Partners, is set forth below.

SFP

SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

Page 11 of 18 pages

SF ADVISORY PARTNERS

SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the sole general partner of SF Advisory Partners, is set forth below.

SPO ADVISORY CORP.

SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal business address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO and EHM, the three controlling persons of SPO Advisory Corp., is set forth below.

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

WEO

WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners.

Page 12 of 18 pages

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

   Item 3 of the Original 13D is hereby amended and supplemented as follows:

   As disclosed in Item 2, neither William J. Patterson nor the Elizabeth R. & William J. Patterson Foundation are considered Reporting Persons.

Page 13 of 18 pages

ITEM 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated as follows:
\
The Reporting Persons acquired the Shares reported herein for investment purposes.  In light of current economic and industry conditions, the Reporting Persons have had and currently intend to continue to have in the future, discussions with management of the Issuer concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares and other securities of the Issuer.  Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, increase or decrease its investment position in the Shares or other securities of the Issuer.

On October 18, 2010, Quicksilver Energy, L.P. and members of the Darden family (the “Darden Family Interests”) filed an amendment to their Schedule 13D, disclosing an interest in exploring possible strategic alternatives, which could include, among other things, a possible take private transaction of the Issuer by the Darden Family Interests.  The Reporting Persons have also expressed an interest in receiving nonpublic information and engaging in discussions with the Darden Family Interests regarding strategic alternatives for the Issuer.  As any discussions between the Darden Family Interests and SPO would require the Issuer to amend its rights plan, the Darden Family Interests requested such an amendment to permit those discussions.  In addition, the Darden Family Interests also requested that their financial advisors and SPO be granted access to certain nonpublic information of the Issuer, subject to customary nondisclosure agreements.

Whether the Reporting Persons acquire any additional Shares or other securities of the Issuer, pursue a transaction with the Issuer or dispose of any Shares or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares or other securities of the Issuer for purchase at particular price levels and the ability to acquire additional Shares in light of applicable legal constraints, the attitudes and actions of the Board of Directors and management of the Issuer, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person.  Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Shares or other securities of the Issuer (by means of open market or privately negotiated purchases), to enter in to any transaction with the Issuer or to dispose of some or all of the Shares or other securities of the Issuer held by or under the control of such Reporting Person.  In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Shares or other securities of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 170,355,422 total outstanding shares of Common Stock as of July 30, 2010, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d−3 of the Act, is 23,311,254 Shares, which constitutes approximately 13.7% of the outstanding Shares.

Page 14 of 18 pages

SPO ADVISORY PARTNERS

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 23,311,254 Shares, which constitutes approximately 13.7% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d−3 of the Act, is 1,673,900 Shares, which constitutes approximately 1.0% of the outstanding Shares.

SF ADVISORY PARTNERS

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 1,673,900 Shares, which constitutes approximately 1.0% of the outstanding Shares.

SPO ADVISORY CORP.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 24,985,154 Shares in the aggregate, which constitutes approximately 14.7% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 25,005,054 Shares in the aggregate, which constitutes approximately 14.7% of the outstanding Shares.

WEO

Individually, and because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 25,140,554 Shares in the aggregate, which constitutes approximately 14.8% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d−3 of the Act, be deemed to be the beneficial owner of 24,987,454 Shares in the aggregate, which constitutes approximately 14.7% of the outstanding Shares.

Page 15 of 18 pages

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)           SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,311,254 Shares.

SPO ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,311,254 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,673,900 Shares.

SF ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,673,900 Shares.

SPO ADVISORY CORP.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 24,985,154 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 24,985,154 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,900 Shares held in JHS’s Individual Retirement Account, which is self directed.

WEO

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 24,985,154 Shares held by SPO and SFP in the aggregate. In addition, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 155,400 Shares held in WEO’s Individual Retirement Account, which is self directed.

Page 16 of 18 pages

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS, WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 24,985,154 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,300 Shares held in EHM’s Individual Retirement Account, which is self directed.

(c)           Within the past 60 days of the date of this statement, Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney (previously filed)

Page 17 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2010	By:	/s/ Kim M. Silva
	Name:	Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
EDWARD H. MCDERMOTT (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Page 18 of 18 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)